EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1/A, of our report dated June 27, 2007, with respect to our audit of the consolidated balance sheet of Somanta Pharmaceuticals, Inc. and Subsidiaries, as of April 30, 2007, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the two years ended April 30, 2007 and 2006, and for the period from inception of operation (April 19, 2001) to April 30, 2007, which report appears in the Registration Statement. We also consent to the reference to our firm under the captions "Experts" and "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in such Registration Statement.

/s/ Stonefield Josephson, Inc.
Stonefield Josepson, Inc.

Irvine, California
October 7, 2008